Securities and Exchange Commission, Washington, D.C. 20549
Schedule 13D
Under the Securities Exchange Act of 1934
(Amendment No._)*
Name of Issuer:  CYBERGY HOLDINGS INC
Title of Class of Securities:  COMMON STOCK
Date of Event Which Requires Filing of This Statement:
NOVEMBER 9 2015


(1)	Names of reporting persons:  Qun Rose Wang
(2)	Check the appropriate box if a member of a group:
(3)	SEC use only:
(4)	Source of funds (see instructions): PF
(5)	Check if disclosure of legal proceedings is required
pursuant to Items 2(d) or 2(e):
(6)	Citizenship or place of organization: United States

Number of shares beneficially owned by each reporting person with:

(7)	Sole voting power:  28347614
(8)	Shared voting power:
(9)	Sole dispositive power:
(10)	Shared dispositive power:
(11)	Aggregate amount beneficially owned by each reporting
person:28347614
(12)	Check if the aggregate amount in Row (11) excludes
certain shares (see instructions):
(13)	Percent of class represented by amount in Row (11):
57.68
(14)	Type of reporting person (see instructions):  IN